EXHIBIT 21.01

SUBSIDIARIES OF GEE GROUP INC.

Name of Subsidiary	Jurisdiction of Incorporation
Access Data Consulting Corporation	Colorado
Agile Resources, Inc.	Georgia
BMCH, Inc.	Ohio
GEE Group Portfolio Inc.	Delaware
Paladin Consulting, Inc.	Texas
Scribe Solutions, Inc.	Florida
SNI Companies	Delaware
Triad Logistices, Inc.	Ohio
Triad Personnel Services, Inc.	Illinois